FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant

to Rule 13a-16 or 15d-16 of the Securities

Exchange Act of 1934

For the month of October 2006

Amcor Limited

(Translation of registrant’s name into English)

679 Victoria Street Abbotsford

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☒ No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- 0000869428

Amcor News Release

For Immediate Release:	Thursday, October 5, 2006

AMCOR PRIDES TO BE REDEEMED

Amcor has issued notice to holders of the Amcor PRIDES that the company will redeem all outstanding PRIDES on 19 November 2006.

Amcor’s PRIDES are convertible subordinated debt securities that pay a semiannual coupon at 7.25% per annum and give holders a right to convert into American Depositary Receipts (ADRs), representing ordinary shares of Amcor, at a prescribed conversion rate.

Amcor has today sent irrevocable notice that it will redeem at face value effective on 19 November 2006 any PRIDES remaining on that date, which is the first day Amcor has the right to redeem the PRIDES.

As previously announced, Amcor is implementing a share buy-back program to acquire shares equivalent to the number of new shares issued as a result of conversion of PRIDES prior to 19 November 2006.

There were USD 114 million of PRIDES on issue at 30 September 2006 compared to USD 230 million at June 30 2005. The conversion of all remaining PRIDES would result in the further issue of approximately 21 million Amcor ordinary shares at the current exchange rate and share price.

The PRIDES are listed on the NASDAQ exchange in the USA under code AMCRP.  Trading will cease and the PRIDES will be removed from NASDAQ at the close of business on Tuesday 14 November 2006.

ENDS

For further information, please contact:
Peter Day	John Murray
Executive General Manager Finance	Executive General Manager Corporate Affairs
Amcor Limited	Amcor Limited
Ph: +61 3 9226 9007	Ph: +61 3 9226 9005

Amcor Limited
ABN 62 000 017 372
679 Victoria Street
Abbotsford Victoria 3067 Australia
Tel: 61 3 9226 9000 Fax: 61 3 9226 6500
www.amcor.com

AMCOR LIMITED

(ABN 62 000 017 372)

NOTICE OF REDEMPTION

7¼% PERPETUAL REDEEMABLE INCOME DEBT EXCHANGEABLE FOR STOCK

CUSIP Number 02341R 40 1*

The Conversion Right Expires at the

Close of Business on Friday, November 17, 2006

NOTICE IS HEREBY GIVEN that Amcor Limited (the “Company”) has exercised its option, pursuant to the Indenture, dated as of November 19, 1996, between the Company  and Bankers Trust Company to redeem all of its outstanding 7¼% Perpetual Redeemable Income Debt Exchangeable for Stock (the “Securities”) on November 19, 2006 (the “Redemption Date”).

Terms of Redemption

Redemption Date. November 19, 2006.

Redemption Price.  The redemption price of the Securities is 100% of the principal amount thereof.

Cessation of Interest and Rights of Security holders.  On the Redemption Date, the Redemption Price of the Securities not converted will become due and payable, and on and after the Redemption Date, interest on the Securities will cease to accrue.  The Securities will no longer be deemed outstanding after the Redemption Date and all rights with respect thereto will cease after the Redemption Date, except for the right of the holders to receive the Redemption Price.

Cessation of Trading on the NASDAQ Stock Market.  The Securities currently trade on NASDAQ under the symbol AMCRP.  Trading will cease and the Securities will be removed from NASDAQ at the close of business on Tuesday, November 14, 2006.

Redemption Procedure.  Payment of the Redemption Price will be made on or after the Redemption Date upon presentation and surrender of the Securities to Deutsche Bank, as Trustee and Principal Paying Agent, at the address set forth below.

* This CUSIP number has been assigned to this issue by Standard and Poor’s Corporation and is included solely for the convenience of the holders.  Neither the Company, the Trustee nor the Paying Agent or any of their agents shall be responsible for the selection or use of this CUSIP number, nor is any representation made as to its correctness on the Securities or as indicated in any redemption notice.

DB Services Tennessee

648 Grassmere Park Road

Nashville, TN 37211-3658

Attn: Securities Payment Unit

For Information call: 1-800-735-7777

The method of delivery is at the option and risk of the holder, but if mail is used, registered mail, return receipt requested, is suggested.

Conversion of Securities into Common Stock

The Securities are presently convertible into Ordinary Shares of Common Stock of the Company at the current Conversion Price as per the Indenture.  The right to convert Securities into Ordinary Shares of the Company expires at the close of business on Friday, November 17, 2006, which is the last business day prior to the Redemption Date.  Holders who elect to convert their Securities may do so by surrendering such Securities, duly endorsed or assigned to the Company or in blank, together with a duly signed and completed notice of conversion, to Deutsche Bank prior to close of business on Friday, November 17, 2006, by hand or by mail at the address specified above.  Securities converted after November 4, 2006, the regular record date, must be accompanied by payment in New York Clearing House or other funds acceptable to the Company of an amount equal to the interest payable by the Company on November 19, 2006, the interest payment date, on the principal amount of the Securities so converted.

IMPORTANT TAX INFORMATION – Please Read This Notice Carefully

HOLDERS OF SECURITIES SHOULD CONSULT THEIR OWN TAX ADVISERS CONCERNING THE CONSEQUENCES OF THE OWNERSHIP, TRADING, CONVERSION OR REDEMPTION OF THE SECURITIES.  EXISTING FEDERAL INCOME TAX LAW MAY REQUIRE THE WITHHOLDING OF 28% OF ANY PAYMENTS TO HOLDERS PRESENTING THEIR SECURITIES FOR PAYMENT WHO HAVE FAILED TO FURNISH A TAXPAYER IDENTIFICATION NUMBER, CERTIFIED TO BE CORRECT UNDER PENALTY OF PERJURY.  HOLDERS MAY ALSO BE SUBJECT TO A PENALTY FOR FAILURE TO PROVIDE SUCH NUMBER.  CERTIFICATION MAY BE MADE TO THE PAYING AGENT ON A SUBSTITUTE FORM W-9.

DATED:  October 5, 2006

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMCOR LIMITED
(Registrant)
Date	5 October 2006
		By:	/s/ JULIE McPHERSON
By: Julie McPherson
Title: Company Secretary/Group General Counsel